50 3/5/03 [illegible]

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03012641

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 181 SECTION WASH., D.C.

SECUR ... MISSION
..., D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN EQUITIES GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2130 ARLINGTON AVE
(No. and Street)

COLUMBUS (City) OH (State) 43221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. MARK JUMP 614-481-4475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORFOOT, JEFFREY M.
(Name – *if individual, state last, first, middle name*)

438 S. MAIN STREET #202 (Address) ROCHESTER (City) MI (State) 48307 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[illegible] 3/17

OATH OR AFFIRMATION

I, W. MARK JUMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN EQUITIES GROUP, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

PRESIDENT

Title

[signature]

Notary Public

CHRISTAL L. CAUDILL, ATTORNEY AT LAW
NOTARY PUBLIC, STATE OF OHIO
My commission has no expiration date.
Section 147.03 R.C.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EQUITIES GROUP, INC

Financial Statements
Year ended December 31, 2002

Jeffrey M. Moorfoot, CPA, P.C.
438 South Main Street, # 202
Rochester, MI 48307

Report of Independent Public Accountant

To the Board of Directors
American Equities Group, Inc.:

I have audited the accompanying statement of financial condition of American Equities Group, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Equities Group, Inc. as of December 31, 2002, and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 11, 2003

Jeffrey M. Moorfoot, CPA PC

AMERICAN EQUITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF December 31, 2002

ASSETS

CASH	$ 8,861
FURNITURE & EQUIPMENT- NET	-
ORGANIZATIONAL COSTS- NET	-
OTHER ASSETS	-

Total Assets	$ 8,861
	========

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE	$ -
ACCRUED EXPENSES	2,500
PAYROLL LIABILITIES	-
STOCKHOLDERS' EQUITY:	
Common stock	300
Additional Paid in Capital	10,460
Accumulated deficit	(4,399)

Total stockholders' equity	$ 6,361

Total liabilities and stockholders' equity	$ 8,861
	========

The accompanying notes are an integral part of these financial statements

AMERICAN EQUITIES GROUP, INC.

STATEMENT OF OPERATIONS

AS OF December 31, 2002

REVENUES:	
Commissions & consulting	$ 12,000
Other	7,254
Total revenues	19,254
EXPENSES:	
License and registration fees	1,909
Office supplies	151
Officer salaries	2,413
Payroll taxes	267
Travel	3,361
Entertainment	485
Professional services	9,096
Dues & subscriptions	150
Insurance	2,122
Miscellaneous	100
Total expenses	20,054
NET LOSS	$ (800)

The accompanying notes are an integral part of these financial statements.

AMERICAN EQUITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED December 31, 2002

	Paid in Capital	Common Stock	Retained Earnings (Deficit)
Balances at beginning of period.	$ 8,710	$ 300	$ (2,098)
Distributions			(1,501)
Issuance of new capital	1,750	-	-
Net loss			(800)
	------	------	--------
Balances at end of period	$ 10,460	$ 300	$ (4,399)
	=======	========	========

The accompanying notes are an integral part of these financial statements.

AMERICAN EQUITIES GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED December 31, 2002

CASH FLOW FROM OPERATIONS:	
Net loss	$ (800)
Depreciation and amortization	-
Decrease in accrued expenses	(5,477)
Cash flows from operations	(6,277)
CASH FLOW FROM INVESTING ACTIVITIES:	
Equipment purchases	-
Investment in other assets	-
Cash flow from investing activities	-
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital contributions from shareholders	1,750
Distributions to shareholders	(1,501)
Cash flow from financing activities	249
NET DECREASE IN CASH	(6,028)
CASH BALANCE AT BEGINNING OF PERIOD	14,889
CASH BALANCE AT END OF THE PERIOD	$ 8,861
SUPPLEMENTAL INFORMATION:	
FEDERAL INCOME TAXES PAID	$ 0
INTEREST PAID	$ 0

The accompanying notes are an integral part of these financial statements.

AMERICAN EQUITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE A - DESCRIPTION OF THE COMPANY

American Equities Group, Inc. (the "Company") was incorporated in the state of Ohio on July 19, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

The Company's business activities to date include locating profitable real estate properties for investors and locating subscribers for units of limited partnership interests through private offerings. It is management's policy to deal only with accredited investors as described by National Association of Securities Dealers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consulting and commission income is recorded as earned with billed but not paid amounts reflected as accounts receivable.

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Organization costs are being amortized on a straight -line basis over a period of five years.

NOTE C - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2002 consists of common stock, no par value; 750 shares authorized and 300 shares issued and outstanding.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $ 6,361 which was $ 1,361 in excess of its required net capital of $ 5,000.

There is no material difference between the computation of net capital as presented on Schedule A which follows these notes to financial statements and the Company's filing included in the FOCUS Report - Part IIA as 12/31/02.

AMERICAN EQUITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

NOTE E - INCOME TAXES

The Company has elected S Corporation status under the Internal Revenue Code. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

NOTE F - EXEMPTION

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 regarding the computation of net capital and determination of reserve requirements, and accordingly, such schedules have been modified or eliminated as appropriate.

NOTE G - CONCENTRATION OF CREDIT RISK

The Company is in the business of providing services in the sale and offer of real estate limited partnership interests and may be impacted significantly by changes in economic conditions, securities regulations, changes in internal revenue code or other circumstances beyond the Company's control.

SCHEDULE A

AMERICAN EQUITIES GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

TOTAL OWNERSHIP EQUITY	$ 6,361
DEDUCTIONS - NON ALLOWABLE:	
Furniture and equipment	-
Other Assets	-
Net capital	$ 6,361
Aggregate indebtedness	$ 2,500
Minimum net capital	$ 5,000

As of December 31, 2002, there were no material differences in the calculation of net capital in these audited statements from the most recent FOCUS report filed.

Independent Auditor's report in the Internal Control Structure Required by SEC Rule 17-a-5

Board of Directors
American Equities Group, Inc.

In planning and performing my audit of the consolidated financial statements of American Equities Group, Inc. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices & procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles, Rule 17a-5(g) lists additional objectives of the practices an procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be materially weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters

involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on My study , I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange Act of 1934 and should not be used for any other purpose.

JEFFREY M. MOORFOOT, CPA, PC
February 11, 2003